

February 3, 2023

Will McGuire
Chief Executive Officer
Ra Medical Systems, Inc.
1670 Highway 160 West, Suite 205
Fort Mill, SC 29708

      Re: Ra Medical Systems, Inc.
          Registration Statement on Form S-3
          Filed February 1, 2023
          File No. 333-269491

Dear Will McGuire:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jane Park at 202-551-7439 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Industrial Applications and Services

cc: Joe Alley, Esq.